ARS

03017972

P.E.
12-28-02

ESCALADE® inc.

Annual Report 2002

Message to Shareholders

2002 was another good year for your company. Net sales increased 4.4% to $155,455,000, while net income remained strong at $11,138,000, although virtually flat as compared to 2001. Return on beginning equity and assets was 32% and 15%, respectively.

Sporting Goods sales were pushed later into the fourth quarter, primarily due to the West Coast Longshoreman's lockout, resulting in higher year end working capital needs. Receivables should return to more normal levels by the end of the first quarter and our inventories, along with our customer's inventories, should be at normal levels by mid year, resulting in better than typical first half cash flow for 2003.

We have continued to invest in sporting goods with the acquisition and integration of unique product lines and strong brand names. During the first quarter of 2002, we acquired "The Step®" a patented and nationally recognized original step fitness system that continues to enjoy strong popularity and recognition. We then moved on to capture some of the most important names in the billiard industry. We acquired an exclusive line of billiard equipment with the "Steve Mizerak," "Mizerak," and "The Miz" trademarks. We also acquired the rights to the "Willie Mosconi" name for use on high end billiard tables and equipment.

@ = Brands

During the second quarter, we acquired the assets of Murrey and Sons premium line of indoor and outdoor billiard and soccer tables. Finally, we acquired the rights to the use of the "Ironman®" and "Irongear®" names on certain fitness products and accessories, enabling us to further expand our growing fitness product offering. In early 2003, we entered into a multi-year representation agreement with Jeanette Lee, A.K.A. "The Black Widow,™" currently ranked third in the Women's Professional Billiard Association.

These acquisitions provide incremental growth, but more importantly, they provide a base to build on. The Mizerak and Murrey names on new and current products should help capture market share and the unique outdoor Murrey billiard table should help us grow the "pool & spa" channel business, including other Escalade products. We will use the first half of 2003 to develop new upper end billiard products for introduction later in the year under the "Willie Mosconi" name, and with Jeanette Lee's help promoting our brands, along with the development of a line of "Black Widow" accessories and equipment, we believe we are positioned to grow the billiards product line in the years ahead.

During 2002, we took steps to begin growing revenues at Martin Yale. We hired additional product engineers to increase the rate of internal product development; we invested $873,000 to develop and bring to market a unique line of photo frame and desktop accessories with a patented "pop out" front matte that we will begin offering in early 2003; and finally, we began investing in Schleicher & Co. International AG, a German manufacturer and distributor of paper shredders.

We now own 63% of Schleicher's outstanding shares and are in the process of completing a tender offer for all remaining shares. Our focus will be on leveraging Schleicher's international marketing strength to increase sales of Martin Yale product, and Martin Yale's strength in the office products market to increase sales of Schleicher's shredders in the U.S.

During 2002, we also completed the relocation of the Los Angeles office products manufacturing and distribution to Tijuana, Mexico; sold the two Los Angeles facilities; and, with the associated write-down of inventory to reflect the lower overhead costs, the Master and Mead Hatcher brands of punches, catalog racks, and computer accessories are positioned to be more competitive.

Our continued profitability and positive cash flow have kept our balance sheet strong and enables us to continue evaluating acquisitions, particularly in sporting goods where they provide immediate accretive earnings. Additionally, your Board of Directors has authorized the use of up to three million dollars to purchase our common stock in the open market or through negotiated transactions as a means to enhance shareholder value.

We have kept abreast, and sometimes ahead of the current corporate governance initiatives, including the adoption of a stringent Corporate Code of Conduct and Ethics. John Wilson, our Chief Financial Officer, and myself, are both pleased and confident certifying our financial statements.

Respectfully,

C.W. Reed
President and Chief Executive Officer

Sporting Goods

ESCALADE SPORTS

Category	Brand	Products
Table Tennis	STIGA	Table Tennis Tables and Accessories.
Table Tennis	Ping-Pong	Table Tennis Tables and Accessories.
Game Tables	HARVARD	Soccer and Hockey Tables, Arcade Games and Accessories.
Premium Game Tables	RHINO PLAY	Soccer Tables.
Premium Basketball		Systems and Accessories.
Premium Basketball	SILVERBACK	Systems and Accessories.
Basketball	goaliath	Systems and Accessories.
Premium Darts, Dart Boards and Cabinets	ACCUDART	Full-Line of Darting Equipment.
Dart Boards and Cabinets	UNION JACK	Darting Equipment.
Fitness	The STEP	Leader in Aerobic Step Products.
Fitness	US Weight™	Vinyl Weight Sets and Workout Benches.
Fitness Equipment	IRONMAN IRONGEAR	Duracast™ Weights, and Accessories.
Full Line of Pool Tables and Accessories	Mizerak	Pool Tables and Accessories.
Dealer Line of Indoor/Outdoor Pool Tables, Game Tables and Accessories	Murrey	Pool Tables, Game Tables and Accessories.
Pool Tables and Accessories for Specialty Dealers	MOSCONI	Premium Hard Wood Pool Tables and Accessories.
Endorsed Pool Table Accessories	Jeanette Lee The Black Widow	Pool Table Accessories.
Youth Archery	INDIAN ARCHERY	Juvenile and Youth Bows and Accessories.
Premium Youth Archery	ARCHERY	Juvenile Bows and Accessories.

Office/Graphic Arts

Martin Yale

Category	Brand	Products
Office, Mailroom and Bindery Equipment	Martin Yale	**Office, Mailroom and Bindery Equipment–** Tabletop Folding Machines, Letter Openers, Labelers, Tabbers, Signers, Decollators, Bursters, Paper Cutters, Joggers, Paper Drills, Bindery Carts, Collators, Thermography Machines and Business Card Slitters.
Desktop Office Equipment	Premier	Paper Trimmers, Desktop Folding Machines, Letter Openers, Moisteners and Stamp Affixers.
Office Accessories	MASTER	Paper Punches, Catalog Racks.
	Mead-Hatcher	Keyboard Drawers, Computer Stands, Footrests, Media Racks and Posting Trays.

The companies that are known today as Escalade, Incorporated have manufactured and distributed product to the Sporting Goods market for over 75 years, and to the Office/Graphic Arts Equipment market for over 65 years.

At the beginning of a new decade and century, Escalade continues to participate actively in these markets. The company combines the earning power of brand names with fiscal responsibility and experienced management.

ESCALADE Inc.

ESCALADE, INCORPORATED

Ten Year Historical Summary (Company Data is in Thousands)

COMPANY DATA		1993	1994	1995	1996	1997	1998	1999	2000	2001	2002
NET SALES	$	94,735	102,594	91,179	93,209	91,502	93,558	86,174	116,081	148,853	155,455
OPERATING INCOME (LOSS)		6,470	(1,876)	2,828	9,878	12,388	13,890	10,612	16,508	20,082	17,962
NET INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE EFFECT OF ACCT. CHG.		3,123	(2,403)	448	5,247	6,361	6,136	6,100	8,100	11,139	11,138
NET INCOME (LOSS)		6,213	(2,403)	448	5,247	6,361	6,136	6,100	8,100	11,139	11,138
INTEREST EXPENSE		1,589	2,120	2,268	1,408	1,277	1,118	616	2,092	1,359	951
DEPRECIATION AND AMORTIZATION		3,205	4,436	3,627	3,027	2,381	2,796	2,758	3,179	3,593	3,798
CAPITAL EXPENDITURES		5,674	4,262	1,145	1,902	1,597	1,068	1,105	916	2,739	3,085
CASH PROVIDED (USED) BY OPERATIONS		4,397	(5,697)	18,666	15,266	8,784	8,606	14,908	11,534	19,618	3,875
CASH USED FOR INVESTING ACTIVITIES		5,792	6,095	1,051	1,892	10,651	1,430	12,817	2,266	10,650	13,101
SHAREHOLDERS' EQUITY		25,163	22,889	23,338	19,305	23,501	26,702	29,438	23,960	34,396	45,875
LONG TERM BANK DEBT		11,563	9,148	6,266	5,500	10,700	6,400	10,700	12,700	6,800	16,700
WORKING CAPITAL	$	22,289	16,837	17,069	13,309	15,478	15,763	14,899	12,485	13,574	27,041
SHARES OUTSTANDING (AVERAGE)		12,333	12,387	12,402	11,550	9,330	9,285	9,114	7,083	6,447	6,486

PER SHARE DATA (BASIC)

NET INCOME (LOSS) BEFORE EXTRAORDINARY ITEMS AND CUMULATIVE EFFECT OF ACCT. CHG.	$	0.25	(0.19)	0.04	0.45	0.68	0.66	0.67	1.14	1.73	1.72
NET INCOME (LOSS)		0.50	(0.19)	0.04	0.45	0.68	0.66	0.67	1.14	1.73	1.72
WORKING CAPITAL		1.80	1.36	1.38	1.15	1.66	1.69	1.63	1.76	2.11	4.17
BOOK VALUE		2.04	1.85	1.88	1.67	2.52	2.88	3.23	3.38	5.34	7.07
NASDAQ LAST PRICE	$	2.46	1.52	1.25	2.92	4.75	6.25	4.60	6.71	17.17	19.09

FINANCIAL & ANALYTICAL DATA

CURRENT RATIO	1.8:1	1.4:1	1.6:1	1.5:1	1.5:1	1.5:1	1.6:1	1.4:1	1.4:1	1.8:1
LT. BANK DEBT / EQUITY (ENDING)	46%	40%	27%	28%	46%	24%	36%	53%	20%	36%
NET INCOME (LOSS) / EQUITY (ENDING)	25%	-10%	2%	27%	27%	23%	21%	34%	33%	24%
NET INCOME (LOSS) / ASSETS	9%	-3%	1%	10%	10%	10%	9%	12%	15%	12%
OPERATING INCOME (LOSS) / ASSETS	10%	-2%	5%	18%	19%	22%	16%	24%	26%	19%
DEPRECIATION / NET FIXED ASSETS	23%	32%	32%	30%	19%	24%	24%	26%	27%	31%
NET INCOME (LOSS) / NET SALES	7%	-2%	1%	6%	7%	7%	7%	7%	7%	7%
OPERATING INCOME (LOSS) / NET SALES	7%	-2%	3%	11%	14%	15%	12%	14%	13%	12%

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 For the Fiscal Year Ended December 28, 2002 Commission File Number 0-6966

ESCALADE, INCORPORATED
(Exact name of registrant as specified in its charter)

Indiana	13-2739290
(State of incorporation)	(IRS EIN)

817 Maxwell Avenue, Evansville, Indiana 47711
(Address of principal executive office)

(812) 467-1200
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act
NONE

Securities registered pursuant to Section 12(g) of the Act
Common Stock, No Par Value
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. yes __X__ no _______

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ________________________

Indicate by checkmark whether the registrant is an accelerated filer (as defined in Rule 12 b-2 of the Act). yes ___ no__X__

Aggregate market value of voting stock held by nonaffiliates of the registrant as of February 28, 2003: $57,882,658

The number of shares of Registrant's common stock (no par value) outstanding as of February 28, 2003: 6,509,006

Documents Incorporated by Reference

Certain portions of the registrant's Proxy Statement relating to its annual meeting of stockholders scheduled to be held on April 26, 2003 are incorporated by reference into Part III of this Report.

The copies of Form 10-K included in this stockholder report exclude supplementary schedules for the years 2002, 2001 and 2000 which were filed as a part of the 10-K with the Securities and Exchange Commission. Such schedules are available to any stockholder on request.

ESCALADE, INCORPORATED AND SUBSIDIARIES

Table of Contents

Part I

ITEM 1—BUSINESS

General

Escalade, Incorporated (Escalade or Company) is a diversified company engaged in the manufacture and sale of sporting goods and fitness products and office and graphic arts products. Escalade and its predecessors have produced sporting goods and fitness products for over 75 years and have produced office and graphic arts products for over 65 years.

Escalade is the successor to The Williams Manufacturing Company, an Ohio-based manufacturer and retailer of women's and children's footwear formed in 1922. Through a series of acquisitions commencing in the 1970's, the Company has diversified its business. The Company currently manufactures sporting goods and fitness products in Evansville, Indiana, Olney, Illinois and Tijuana, Mexico and manufactures office and graphic arts products in Wabash, Indiana and Tijuana, Mexico.

In 1972, the Company merged with Martin Yale Industries, Inc. (Martin Yale), an Illinois manufacturer of office and graphic arts products and leisure time items such as toys and hobby and craft items. In 1973, the Company acquired both Indian Industries, Inc. (Indian), an Indiana manufacturer of archery equipment and table tennis tables, and Harvard Table Tennis, Inc., a Massachusetts manufacturer of table tennis accessories. Escalade discontinued the Williams Manufacturing footwear operations in 1976 and sold Martin Yale's leisure time product line to an unaffiliated party in 1979. In 1980, the Company purchased Harvard Sports, Inc. (formerly Crown Recreation (West), Inc.), a California manufacturer of table tennis tables and home pool tables. In 1983, the Company closed Harvard Table Tennis, Inc. and consolidated it with Harvard Sports, Inc. (Harvard).

Escalade has diversified within both the sporting goods and fitness products and office and graphic arts products industries, principally through the introduction of new product lines and acquisitions of related assets and businesses. Escalade expanded its sporting goods business in 1982 with the introduction of basketball backboards, goals and poles. In 1988, the Company acquired the business machine division assets of Swingline, Inc., further expanding the range of products offered within the office machine and equipment product lines. In 1989, the Company started limited manufacturing in Tijuana, Mexico under a shelter program known as "maquiladora". In 1990, the Company built a new manufacturing and office facility in Wabash, Indiana and consolidated the manufacturing of office and graphic arts products into the new facility. In 1994, the Company purchased certain assets of Data-Link Corporation which manufactured products to apply postage and other stamps. In 1997, the Company purchased Master Products Manufacturing Company, Inc. (Master Products), a manufacturer of paper punches and catalog rack systems. In 1999, the Company acquired certain assets of Mead Hatcher which manufactured keyboard drawers, computer storage, copyholders, media retention systems and posting trays. Also, in 1999, the Company purchased the assets of Zue Corporation which manufactured high quality basketball systems. In 2000, the Company purchased the table tennis table assets of Lifetime Products, Inc. In 2001, the Company acquired substantially all of the assets of Accudart, a leading name in darts. Also, in 2001, the Company acquired substantially all of the assets of U. S. Weight, Inc., the only U. S. manufacturer of filled vinyl weights and sets. U. S. Weight's somewhat unique manufacturing operations remained in Olney, Illinois. In 2002, the Company acquired all assets relating to The Step® product line from Bollinger Industries. The Step® is America's original aerobic step fitness system and should compliment the U. S. Weight acquisition. Also, in 2002, the Company acquired substantially all of the assets of Steve Mizerak, Inc., the rights to the Willie Mosconi name, likeness and brand for use on high-end billiard tables and equipment and certain assets of Murrey and Sons related to the manufacture and distribution of the Murrey line of premium indoor and outdoor billiard and soccer tables.

In November 2002, the Company signed a multi-year North American licensing agreement with Ironman Properties granting Escalade Sports rights to the Ironman® brand name for fitness products including dumbbells, weight plates, barbells, weight sets, exercise accessories, and the Irongear brand for weight benches and single and multi-station exercise machine.

In February 2003, the Company signed a multi-year billiards product endorsement agreement with Jeanette Lee, A/K/A "The Black Widow". In addition to endorsing the Murrey and Mosconi billiard brands, Escalade and Lee will jointly develop a line of "Black Widow" billiard equipment and accessories.

On December 30, 2002, the Company acquired an additional 760,500 shares and on January 30, 2003, an additional 340,000 shares of the outstanding stock of Schleicher & Co. International AG (Schleicher), a German manufacturer and distributor of paper shredders. With these acquisitions, the Company's total ownership increased to 1,807,334 shares or 63% of the outstanding shares. At December 28, 2002, the Company owned approximately 22% of Schleicher. The Company is currently engaged in a tender offer to acquire all remaining shares.

In 2000, the Company established a new subsidiary, Indian-Martin AG, a Swiss Corporation. The sole operation of Indian-Martin AG is to purchase accounts receivable from the Company's manufacturing subsidiaries on a periodic basis. Such purchases are funded by proceeds from the collection of the accounts receivable and through borrowings under a $30 million line of credit provided to Indian-Martin AG by Bank One, Indianapolis, National Association. This accounts receivable purchase program enhances the Company's cash flow and results in certain tax savings to the Company. As of December 28, 2002, Indian-Martin AG owned and held approximately $34.1 million of accounts receivable purchased from the Company's manufacturing subsidiaries.

The following table presents the percentages contributed to Escalade's net sales by each of its business segments:

Fiscal Year	2002	2001	2000
Sporting goods	82%	80%	69%
Office and graphic arts products	18	20	31
Total net sales	100%	100%	100%

For additional segment information, see the notes to consolidated financial statements.

Sporting Goods

Escalade's sporting goods and fitness products are produced by Indian, Harvard and U. S. Weight and are sold through a single consolidated sales and marketing group, Escalade Sports. Escalade manufactures and sells a variety of sporting goods such as table tennis tables and accessories, archery equipment, home pool tables and accessories, combination bumper pool and card tables, game tables, basketball backboards, goals and poles, darts, dart cabinets, vinyl weight sets and workout benches and aerobic Step products. Some of Escalade's domestic sporting goods shipments are made from National City, California, which primarily services the Company's U. S. Western marketing region, but most of such shipments are made from Evansville, Indiana, which primarily serves the rest of the United States.

Escalade produces and sells sporting goods under the Indian Archery®, Harvard®, Ping Pong®, STIGA®, Goalrilla™, Goaliath®, Silverback™, Rhino Play™, Accudart®, U. S. Weight™, The Step® and PSE® brand names. Many of Escalade's products are sold to Sears, Escalade's largest customer, which accounted for approximately 47% of Escalade's sporting goods items net sales in 2002. No other customer accounted for more than 10% of Escalade's sporting goods net sales in 2002.

Certain of the Company's sporting goods products are subject to the regulation of the Consumer Product Safety Commission. The Company believes that it is in compliance with such regulations.

Office and Graphic Arts Products

Escalade's office and graphic arts products are produced by Martin Yale and Master Products and are sold through a single consolidated sales and marketing group, Martin Yale. Escalade's office and graphic arts products include paper trimmers, paper folding machines, paper drills, collators, decollators, bursting machines, letter openers, paper joggers, checksigners, stamp affixers, paper punches, paper cutters, catalog rack systems, bindery carts, business card slitters, thermography machines, keyboard drawers, computer storage, copyholders, media retention systems, posting trays and related accessories. Escalade's office and graphic arts products business is conducted through Martin Yale and Master Products.

Escalade produces and sells office and graphic arts products under the Martin Yale™, Premier®, Master™ and Mead Hatcher™ brand names. The Company also manufactures various office and graphic arts products under private label for original equipment manufacturers. Three customers individually accounted for more than 10% of Escalade's office and graphic arts products net sales but not more than 10% of consolidated net sales.

Relationship with Sears

The Company has supplied sporting goods to Sears for over 30 years beginning with sales of archery equipment by Indian to Sears. Sears currently purchases for resale a wide variety of Escalade's sporting goods. Sales to Sears accounted for approximately 38% in 2002, 37% in 2001 and 31% in 2000 of Escalade's consolidated sales. Even though the Company has no long-term contracts with Sears, the Company believes that sales to Sears will continue and that relations with Sears are good.

Escalade has been recognized by Sears for its outstanding service in 22 of the last 29 years. Sears has awarded Escalade the Sears "Partners in Progress Award" during those years based upon quality, service and product innovation. Sears makes this award to less than 80 suppliers each year. During this period, Sears had more than 10,000 suppliers. In 1987, Sears further recognized the Company by awarding Escalade the Sears 1986 "Source of the Year Award" in the recreation-automotive group. In 2001, in addition to the Partners in Progress Award, Escalade was awarded Hardlines Vendor of the Year and Category Vendor of the Year.

Marketing and Product Development

Escalade has developed its existing product lines to adapt to changing conditions. Escalade believes that it is prepared to react to changing market and economic developments primarily by continuing the quality/price structure of the Company's product lines and by conducting ongoing research and development of new products. Escalade is committed to being customer focused.

For many of its sporting goods products, Escalade offers its customers a choice, based on quality and price, of its line of "good, better and best" items. Such products are priced in relation to their quality which enables the Company to sell its goods through a variety of department stores, mass merchandisers, wholesale clubs, catalog showrooms, discount houses, general sporting goods stores, specialty sporting goods stores and hardware chains. As a result of such quality/price structure, Escalade is able to meet the quality/price objectives of the consumers served by such retail channels.

Escalade sells its office and graphic arts products through office machine dealers, office supply houses and office product catalogs. Certain of Escalade's office products, such as paper trimmers and paper folders, are marketed in a quality/price range designed to accommodate customer needs. Lower cost items are generally intended for light duty office applications, whereas higher cost items are more rugged or more sophisticated, and are intended for use in heavy duty or commercial applications.

Escalade conducts much of its marketing efforts through a network of independent sales representatives in the office and graphic arts industries. Marketing efforts in the sporting goods business are coordinated through a marketing department as well as through a network of Company and independent sales representatives.

The Company engaged in ongoing research and development activities for new products in each of its business segments. Escalade spent approximately $1,520,000 in 2002, $2,150,000 in 2001 and $1,700,000 in 2000 for research and development activities.

Competition

Escalade is subject to competition with various manufacturers of each product line produced or sold by Escalade. The Company is not aware of any other single company that is engaged in both the same industries as Escalade or that produces the same range of products as Escalade within such industries. Nonetheless, competition exists for many Escalade products within both the sporting goods and office and graphic arts industries and some competitors are larger and have substantially greater resources than the Company. Escalade believes that its long-term success depends on its ability to strengthen its relationship with existing customers, to attract new customers and to develop new products that satisfy the quality and price requirements of sporting goods and office and graphic arts customers.

Licenses, Trademarks and Brand Names

Escalade Sports has an agreement and contract with Sweden Table Tennis AB for the exclusive right and license to distribute and produce table tennis equipment under the brand name STIGA® for the United States and Canada. Escalade Sports has a non-exclusive, non-transferable license to use the trademark PSE® only and specifically for the purpose of applying to juvenile archery equipment and approved archery accessories retailing up to $79.99. Escalade Sports has a licensing agreement with Ironman Properties for the rights to the Ironman® brand name for fitness products including dumbbells, weight plates, barbells, weight sets and exercise accessories.

Escalade is the owner of several registered trademarks and brand names. For its sporting goods, the Company holds the Ping-Pong®, Harvard®, Accudart®, Indian Archery® and Goaliath®, registered trademarks and utilizes the Goalrilla™, Silverback™, Rhino Play™, U. S. Weight™, The Step®, Ironman®, Murrey®, Mosconi®, Mizerak® and PSE® brand names. The Company also owns the Premier® registered trademark for its office and graphic arts products, in addition to manufacturing such products under the Martin Yale™, Master Products™ and Mead Hatcher™ brand names.

Seasonality

The backlog of unshipped orders by industry segment is shown below at the Company's 2002, 2001 and 2000 fiscal year end. All orders in backlog at year end are generally shipped during the following year. The backlog includes all orders received but not shipped. Escalade's sporting goods business is seasonal and, therefore, the backlog is subject to fluctuations. Due to the heavy Christmas season demand for the Company's sporting goods products, approximately 75% of the sporting goods sales are made in the last two quarters of the year. The office products and graphic arts products business is generally consistent and does not have significant seasonality fluctuations.

Years Ended December 28, December 29 and December 30	2002	2001	2000
Orders received but not shipped			
Sporting goods	**$3,626,800**	$2,697,100	$1,566,800
Office and graphic arts products	**640,900**	398,800	558,400

Employees

The Company employs between 650 and 765 employees, consisting of between 250 and 300 people at Indian's Evansville, Indiana facilities, between 25 and 40 at U. S. Weight's Olney, Illinois facility, between 100 and 150 at Harvard's National City, California and Tijuana, Mexico facilities, approximately 125 employees at Martin Yale's Wabash, Indiana facilities and approximately 150 at Master Products' Tijuana, Mexico facility. The number of employees at the Company's Evansville, Indiana, Olney, Illinois, National City, California and Tijuana, Mexico sporting goods facilities increases in the last half of the year to handle the higher Christmas season demand for the Company's sporting goods products. All hourly rated employees at Evansville are represented by the International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers AFL-CIO, whose contract expires April 27, 2003. Negotiations for the new contract will begin in March 2003.

Escalade believes that its employee relations are satisfactory.

Sources of Supplies

Raw materials for Escalade's various product lines consist of wood, particle board, slate, standard grades of steel, steel tubing, plastic, vinyl, steel cables, fiberglass and packaging. Escalade relies upon suppliers in Europe and Brazil for its requirement of billiard balls and slate utilized in the production of home pool tables and upon various Asian manufacturers for certain of its table tennis needs and other items. Escalade sources some of its game table product line in China.

The Company believes that these sources will continue to provide adequate supplies as needed. All other materials needed for the Company's various operations are available in adequate quantities from a variety of domestic and foreign sources.

ITEM 2—PROPERTIES

The Company operates the following facilities:

Location	Size	Leased or Owned
Evansville, Indiana (1)	346,000 sq. ft.	Owned
Olney, Illinois (1)	40,000 sq. ft.	Leased
National City, California (1)	51,024 sq. ft.	Leased
Tijuana, Mexico (1)	50,000 sq. ft.	Owned
Wabash, Indiana (2)	141,000 sq. ft.	Owned
Tijuana, Mexico (2)	84,000 sq. ft.	Leased

(1) Sporting goods facilities
(2) Office products facilities

The Company leases warehousing and office space at its National City, California facilities and the term of the lease is five years. The lease rate ranges from $223,736 in year one to $272,971 in year five. The Company also shares in common area expenses not to exceed 8¢ per sq. ft. per month. The lease expires January 31, 2006.

The Company's Wabash facilities are held subject to a mortgage financed by Economic Development Revenue Bonds. The 141,000 square foot facility is a pre-engineered metal building supported by structured steel and concrete block consisting of 21,000 square feet warehousing, 6,000 square feet office and 114,000 square feet manufacturing.

The Company also leases warehousing space next to its Evansville facility for $18,554 per month. The lease expires on October 31, 2004. The Company has one two-year renewal option followed by two five-year renewal options.

The Company leases space in Tijuana, Mexico for its office products operations for $26,240 per month. The lease expires on May 31, 2004.

The Company rents additional space in Tijuana, Mexico for its sporting goods operations for $10,000 per month. The lease expires December 31, 2005.

The Company leases space in Olney, Illinois for the production of its vinyl weight sets for $5,200 per month. The lease expires on June 1, 2003.

The Company leases space in Evansville for finished goods warehousing and shipping for $11,500 per month. The lease expires July 31, 2004. This lease was previously on a month-to-month basis.

The Company closed and sold its Los Angeles, California facilities in 2002.

The Company believes that its facilities are in excellent condition and suitable for their respective operations. The Evansville, Wabash and Tijuana sites also contain several undeveloped acres which could be utilized for expansion.

The Company believes that all of its facilities are in compliance with applicable environment regulations and is not subject to any proceeding by any federal, state or local authorities regarding such matter. The Company provides regular maintenance and service on its plants and machinery as required.

ITEM 3—LEGAL PROCEEDINGS

The Company is involved in litigation arising in the normal course of its business. The Company does not believe that the disposition or ultimate resolution of such claims or lawsuits will have a material adverse affect on the business or financial condition of the Company.

ITEM 4—SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

Part II

ITEM 5—MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is traded under the symbol "ESCA" on the Nasdaq National Market. The following table sets forth, for the calendar periods indicated, the high and low sales prices of the Common Stock as reported by the Nasdaq National Market:

Prices	High	Low
2002		
Fourth quarter ended December 28, 2002	$20.09	$19.49
Third quarter ended October 5, 2002	19.85	19.16
Second quarter ended July 13, 2002	22.48	21.27
First quarter ended March 23, 2002	19.91	19.30
2001		
Fourth quarter ended December 29, 2001	$17.33	$10.34
Third quarter ended October 6, 2001	12.17	7.65
Second quarter ended July 14, 2001	7.98	7.33
First quarter ended March 24, 2001	8.46	6.58

The closing market price on February 28, 2003 was $14.58 per share.

On February 23, 2002, the Board of Directors declared a 3 for 1 stock split payable to stockholders of record on March 15, 2002, which was distributed on March 28, 2002. All per share amounts have been adjusted to reflect the 3 for 1 stock split.

There were approximately 250 holders of record of the Company's Common Stock at February 28, 2003. The approximate number of stockholders, including those held by depository companies for certain beneficial owners, was 900.

ITEM 6—SELECTED FINANCIAL DATA (in thousands, except per share data)

At and For Years Ended	December 28, 2002	December 29, 2001	December 30, 2000	December 25, 1999	December 26, 1998
Income Statement Data					
Net sales					
Sporting goods	$126,745	$118,867	$79,948	$52,767	$63,072
Office and graphic arts products	28,710	29,986	36,133	33,407	30,486
Total net sales	155,455	148,853	116,081	86,174	93,558
Net income	11,138	11,139	8,100	6,100	6,136
Weighted-average shares	6,486	6,447	7,083	9,114	9,285
Per Share Data					
Basic earnings per share	$1.72	$1.73	$1.14	$.67	$.66
Cash dividends	0	0	0	0	.33
Balance Sheet Data					
Working capital	27,041	13,574	12,485	14,899	15,763
Total assets	96,788	76,111	69,476	66,850	63,489
Short-term bank debt	11,223	9,770	13,267	11,570	10,100
Long-term bank debt	16,700	6,800	12,700	10,700	6,400
Total stockholders' equity	45,875	34,396	23,960	29,438	26,702

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

2002 Compared to 2001

2002 was a good year for the Company. Net sales of $155,455,000 were a new high while net income of $11,138,000 and basic earnings per share of $1.72 were virtually the same as the $11,139,000 net income and $1.73 per share basic earnings for 2001 which were all time highs.

In March 2002, Escalade Sports acquired substantially all of the assets of Steve Mizerak, Inc. which included an exclusive line of billiard equipment along with the trademarks of "Steve Mizerak", Mizerak", "The Miz", and "The Miz Collection". In April 2002, Escalade Sports acquired the rights to the Willie Mosconi name, likeness and brand for use on high-end billiard tables and billiard equipment. In May 2002, Escalade Sports acquired certain assets of Murrey and Sons relating to the manufacture and distribution of Murrey's exclusive line of premium indoor and outdoor billiard and soccer tables. In November 2002, Escalade Sports signed a licensing agreement with Ironman Properties to use the Ironman® brand name for certain fitness products. In February 2003, the Company signed a multi-year billiards product endorsement with Jeanette Lee, A/K/A "The Black Widow". In addition to endorsing the Murrey and Mosconi billiard brands, Escalade and Lee will jointly develop a line of "Black Widow" billiard equipment and accessories. These acquisitions should complement Escalade Sports existing product lines. Escalade Sports will continue to focus on the integration of these acquisitions and the development of new products for the new brand names. Current conditions indicate that 2003 may be another growth year for sporting goods with continuing market share gains.

Martin Yale's sales continued to be negatively impacted in 2002 by the overall slowdown in the U. S. economy, which adversely impacted orders for Martin Yale's products. During the year 2002, Martin Yale began a project to evaluate the opportunity to exclusively market a unique patented line of photo frame and desktop accessories with a patented "pop-out" front matte. The total expense for this project in 2002 was $873,000. The Company will continue to evaluate this product in 2003. Martin Yale sold its Los Angeles property in 2002 for a gain of $434,000. Martin Yale is currently engaged in a tender offer to acquire the remaining outstanding shares of Schleicher International AG, a German manufacturer and distributor of paper shredders. Martin Yale owned 63% of the outstanding shares at the start of the tender offer in February 2003. Martin Yale believes it can increase sales and reduce costs by focusing on the complementary strengths of each company.

In 2002, net sales increased 4.4% or $6,602,000 to $155,455,000 from $148,853,000 in 2001.

Sporting goods net sales increased by $7,878,000, or 6.6% from $118,867,000 to $126,745,000. 90% of this increase was in new fitness and darting products from recent acquisitions. 10% was in existing product lines.

Office and graphic arts products net sales decreased by $1,276,000, or 4.3% to $28,710,000 from $29,986,000. This decrease was due mainly to the poor economic environment.

Cost of sales of $111,164,000 as a percentage of net sales was 71.5% in 2002 as compared to $106,921,000, or 71.8% in 2001. This decrease in cost of sales was in sporting goods products and was caused by slightly lower material and labor cost due to product mix.

Selling, administrative and general expenses in 2002 were $26,328,000, or 16.9% of net sales as compared to $21,850,000, or 14.7% in 2001. This increase in selling, general and administrative expense as a percentage of net sales was due to higher insurance, customer program and compensation expenses, the West Coast Port closure and the additional expense related to the photo frame/desktop accessories product line evaluation.

Interest expense in 2002 was $951,000 as compared to $1,359,000 in 2001, a decrease of $408,000, or 30.0%. This decrease in interest expense was due to lower interest rates.

The income tax provision for 2002 was $5,804,000 for an effective rate of 34.3%.

Net income for the year was $11,138,000 as compared to $11,139,000 in 2001. An increase in sporting goods net income due to acquisitions was offset by a decrease in office and graphic arts net income due to decreased sales and an increase in corporate compensation expense from the cashless exercise of stock options and higher professional fees.

ITEM 7—MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

2001 Compared to 2000

2001 was another excellent year for the Company. Net sales of $148,853,000, net income of $11,139,000 and basic earnings per share of $5.18 were all time highs. On February 26, 2002, the Company announced that at its regular meeting on February 23, 2002, the Board of Directors declared a 3 for 1 stock split of Escalade common stock, no par value, to be distributed on March 28, 2002 to stockholders of record on March 15, 2002. Based on the current 2,141,364 shares outstanding, there would be 6,424,092 shares outstanding after the stock split. Using the after split outstanding shares, the basic earnings per share for 2001 would be $1.73.

In February 2001, Escalade Sports acquired substantially all of the assets of Accudart, a leading name in darts. Winmau®, a leading name in dartboards, will be distributed in the USA exclusively by Escalade Sports as part of the purchase agreement. In September 2001, Escalade Sports acquired substantially all the assets of U. S. Weight, Inc., the only U. S. manufacturer of filled vinyl weights and sets. The manufacturing operations remained in Olney, Illinois while the sales and marketing was consolidated in Evansville. In January 2002, Escalade Sports acquired all assets relating to The Step® product line from Bollinger Industries. The Step® is America's original aerobic step fitness system and is widely used by individuals and at over 18,000 health clubs. Sales of the product acquired in the Zue Corp. (Goalrilla), Accudart, Lifetime Table Tennis business and U. S. Weight acquisitions totaled $20,000,000 in 2001. Escalade Sports will continue to look for acquisitions that would increase revenues, work on improving current product margins and quality and continue to concentrate on increasing import product sales during 2002.

Martin Yale's sales were negatively impacted in 2001 by the overall slowdown in the U. S. economy, which adversely impacted orders for Martin Yale's products. Inventory reduction and distribution center consolidation in the industry also adversely impacted sales. During the year 2001, Martin Yale started to move its Los Angeles, California manufacturing operations to Tijuana, Mexico. This move was completed in February 2002. The cost of this move resulted in approximately $700,000 pre-tax expense in the year 2001. Distribution for the West Coast will also be relocated to Mexico by the end of April 2002. It is uncertain at this time if and when the slowdown in the economy and the adverse affect on Martin Yale's orders will end. In addition to our cost reduction efforts, Martin Yale will continue to focus on increasing sales.

In 2001, net sales increased 28.2% or $32,772,000 to $148,853,000 from $116,081,000 in 2000.

Sporting goods net sales increased by $38,919,000, or 48.7% from $79,948,000 to $118,867,000. 74% of this increase was in game parlor which includes table tennis, pool and game tables and accessories and was due to an increase in units sold. 17% was in archery, basketball, darts and dartboards. 9% was in fitness.

Office and graphic arts products net sales decreased by $6,147,000, or 17% to $29,986,000 from $36,133,000. This decrease was due to the poor economic environment, customer inventory reductions and distribution center consolidations.

Cost of sales of $106,921,000 as a percentage of net sales was 71.8% in 2001 as compared to $79,320,000, or 68.3% in 2000. This increase in cost of sales was in office and graphic arts products and was due to higher factory expense as a percentage of net sales. The primary reasons for the increase in factory expense as percentage of the net sales were an increase in product development expense and the lower sales volume.

Selling, administrative and general expenses in 2001 were $21,850,000, or 14.7% of net sales as compared to $20,253,000, or 17.5% in 2000. This decrease in selling, general and administrative expense as a percentage of net sales was in the sporting goods products segment and was due to the higher sales volume and a decrease in marketing expense.

Interest expense in 2001 was $1,359,000 as compared to $2,092,000 in 2000, a decrease of $733,000, or 35%. This decrease in interest expense was due to lower borrowing levels and lower interest rates.

The income tax provision for 2001 was $6,292,000 for an effective rate of 36%.

Net income for the year was $11,139,000 as compared to $8,100,000 in 2000, an increase of 38% or $3,039,000. Sporting goods net income was up 91% or $3,201,000 due to increased sales and office and graphic arts net income was down 29% or $1,488,000 due to decreased sales and corporate interest expense decreased 83% or $950,000.

Liquidity and Capital Resources

Operating Activities

The Company's net cash provided by operating activities was $3,874,512, $19,617,833 and $11,533,587 in 2002, 2001 and 2000. Inventory management provided (used) cash of $(1,003,728), $860,521 and $(3,156,221) in 2002, 2001 and 2000. Accounts receivable used cash of $6,909,173, $521,450 and $1,775,023 in 2002, 2001 and 2000.

Investing Activities

The Company's net cash used by investing activities was $13,101,445, $10,649,698 and $2,266,008 in 2002, 2001 and 2000. The Company used $3,084,962, $2,738,548 and $915,667 in 2002, 2001 and 2000 to purchase property and equipment. In 2002, the Company used $11,714,747 for certain acquisitions. The Company expects that it will continue to explore additional acquisition opportunities.

Financing Activities

Net cash provided (used) by financing activities in 2002, 2001 and 2000 was $11,676,516, $(9,194,635) and $(9,876,849). In 2000, the Company paid $10,500,000 and borrowed $10,500,000 of long-term debt and also used $13,687,908 to purchase its common stock. In 2001, the Company paid $5,900,000 and borrowed $833,335 of long-term debt. In 2002, the Company borrowed $14,900,000 and paid $5,166,667 of long-term debt.

The Company's short term working capital requirements are funded by cash flow and a $30,000,000 revolving line of credit used to finance the purchase of trade receivables by the Company's Swiss subsidiary from the Company's manufacturing subsidiaries. The Company utilizes a borrowing base formula which defines and identifies eligible accounts receivable in order to calculate the maximum amount that could be borrowed under this revolving line of credit. At December 28, 2002, the maximum amount that could be drawn under this line of credit was $27,445,518 of which $11,223,317 was used.

The $30,000,000 revolving line of credit had an initial scheduled maturity date of May 14, 2001, which date can be extended upon the agreement of the parties. The maturity date has been extended until July 15, 2003. Indian-Martin AG's borrowings under this line of credit are not guaranteed by, and are without recourse to, the Company or any of the Company's subsidiaries. This line of credit replaced the Company's prior $12,000,000 short term revolving line of credit.

The Company's long-term financing requirements are currently funded by a $25,000,000 revolving term loan which expires March 31, 2006. Under the terms of the credit agreement, which was amended in October 2001, the maximum borrowing available to the Company under this revolving term loan is reduced by $5,000,000 on March 31 of each year until the line expires. The October 2001 amendment increased the amount of available borrowing from the prior maximum amount of $20,500,000. The Company uses this revolving term loan from time to time to finance acquisitions, stock buy backs and other material obligations that may arise. The Company believes that future long term funding for acquisitions, stock buy backs or other material obligations deemed appropriate by the Company's Board of Directors is available from similar credit vehicles and/or other financial institutions.

The Company declared no cash dividends during 2000, 2001 and 2002.

On February 21, 2003, the Company's Board of Directors authorized the purchase of up to $3,000,000 of its common stock on the open market or through privately negotiated transactions at prices deemed advantageous to the Company.

New Accounting Pronouncements
In June 2001, SFAS No. 142, *Goodwill and Other Intangible Assets,* was issued. This statement discontinued the practice of amortizing goodwill and indefinite lived intangible assets and initiated an annual review for impairment. Impairment is to be examined more frequently if certain indicators are encountered. The Company has completed the initial and the annual goodwill impairment test required by this standard and has determined that no impairment exists. Intangible assets with a determinable useful life will continue to be amortized over that period. The Company adopted the amortization provisions of SFAS No. 142 effective December 30, 2001. The effect of the elimination of goodwill amortization increased net income by approximately $827,000 in 2002.

The pro forma after-tax effect of the elimination of goodwill amortization as if SFAS No. 142 had been effective in 2001 and 2000, was approximately $827,000 and $795,000, respectively.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Adoption of this standard is not expected to have a material effect on the Company's Consolidated Financial Statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. This statement eliminates the allocation of goodwill to long-lived assets to be tested for impairment and details both a probability-weighted and "primary-asset" approach to estimate cash flows in testing for impairment of a long-lived asset. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. Adoption of this standard did not have a material effect on the Company's Consolidated Financial Statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to being recognized at the date an entity commits to an exit plan. This statement also establishes that fair value is the objective for initial measurement of the liability. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of this standard is not expected to have a material effect on the Company's Consolidated Financial Statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure—an Amendment of FASB Statement No. 123*. This statement provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. This statement is effective for financial statements for fiscal years ending after December 15, 2002. As permitted by SFAS No. 148, the Company will continue to apply the provisions of APB Opinion No. 25, *Accounting for Stock-Based Compensation,* for all employee stock option grants and provide all disclosures required. In addition, the Company is awaiting further guidance and clarity that may result from current FASB stock compensation projects and will continue to evaluate any developments concerning mandated, as opposed to optional, fair-value based expense recognition.

In November 2002, the FASB issued Interpretation No. 45, (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for periods ending after December 15, 2002. The Company has product warranties that fall under the scope of FIN 45. Adoption of the requirements of FIN 45 is not expected to have a material effect on the Company's Consolidated Financial Statements.

The Company provides limited warranties on certain of its products. Generally, the warranty periods range from 90 days to one year. The Company provides a seven-year warranty on the slatron bed component of its billiards tables, a ten-year warranty on the slate bed component of its billiards tables, a lifetime limited warranty on some of its paper trimmers including blades and a lifetime warranty on the structure of the pole on its Goalrilla™ and Goaliath® basketball goals. The Company records an accrued liability and expense for estimated future warranty claims based upon historical experience and management's estimate of the level of future claims. Changes in the estimated amounts recognized in prior years are recorded as an adjustment to the accrued liability and expense in the current year. A reconciliation of the liability is as follows:

Year Ended December 28	**2002**
Beginning balance	$1,306,600
Changes in liability for product warranties issued	981,220
Changes in estimated liability for warranties issued in prior years	245,300
Payments made under warranties	(1,209,420)
Ending balance	$1,323,700

Critical Accounting Policies

Allowance for doubtful accounts. The Company maintains a reserve to absorb probable losses relating to bad debts arising from uncollectible accounts receivable. The allowance for doubtful accounts is maintained at a level the Company considers to be adequate to absorb probable bad debts inherent in the accounts receivable balance and is based on ongoing assessments and evaluations of the collectibility, historical loss experience of accounts receivable and the financial status of customers with accounts receivable balances. Bad debts are charged and recoveries are credited to the reserve. Provision for bad debts are based on the Company's review of the historical loss experience and such factors, which in management's judgment, deserve consideration under existing economic conditions in estimating probable losses.

We believe the accounting estimate related to the allowance for doubtful accounts is a "critical accounting estimate" because the Company has a significant concentration of accounts receivables from five customers (66% of total accounts receivable at December 28, 2002), the economic conditions could affect the Company's customers ability to pay and changes in the estimate could have a material effect on net income. The estimate for the allowance for doubtful accounts is a critical accounting estimate for both segments.

The Company utilizes credit reporting services specializing in its business segments, participates in credit management associations pertaining to its business segments, monitors accounts closely for current financial information and performs internal risk analysis when making large credit decisions. The Company has not substantively changed any aspect to its overall approach in the determination of the allowance for bad debts. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance.

Based on the procedures discussed above, management is of the opinion that the reserve of $549,895 was adequate, but not excessive, to absorb estimated credit losses associated with the accounts receivable balance at December 28, 2002.

Effect of Inflation

The Company cannot accurately determine the precise effects of inflation; however, there were some increases in sales and costs due to inflation in 2002. The Company attempts to pass on increased costs and expenses through price increases when necessary. The Company is working on reducing expense levels, improving manufacturing technologies and redesigning products to keep these costs under control.

Capital Expenditures
As of December 28, 2002, the Company had no material commitments for capital expenditures.

Forward-Looking Statements
This report contains forward-looking statements relating to present or future trends or factors that are subject to risks and uncertainties. These risks include, but are not limited to, the impact of competitive products and pricing, product demand and market acceptance, new product development, the continuation and development of key customer and supplier relationships, Escalade's ability to control costs, general economic conditions, fluctuation in operating results, changes in the securities market and other risks detailed from time to time in Escalade's filings with the Securities and Exchange Commission. Escalade's future financial performance could differ materially from the expectations of management contained herein. Escalade undertakes no obligation to release revisions to these forward-looking statements after the date of this report.

ITEM 7. A.—QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

None.

ITEM 8—FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by Item 8 are set forth in Part IV, Item 14.

ITEM 9—CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Part III

ITEM 10—DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required under this item with respect to Directors and Executive Officers is contained in the registrant's Proxy Statement relating to its annual meeting of stockholders scheduled to be held on April 26, 2003 under the captions "Certain Beneficial Owners" and "Election of Directors" and is incorporated herein by reference.

ITEM 11—EXECUTIVE COMPENSATION

Information required under this item is contained in the registrant's Proxy Statement relating to its annual meeting of stockholders scheduled to be held on April 26, 2003 under the caption "Executive Compensation" and is incorporated herein by reference, except that the information required by Items 402(k) and (l) of Regulation S-K which appear within such caption under the sub-headings "Compensation and Stock Option Committees", "Report of Audit Committee" and "Financial Performance" are specifically not incorporated by reference into this Form 10-K or into any other filing by the registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

ITEM 12—SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Equity Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance
Equity compensation plans approved by security holders (1)	298,375	9.25	743,345
Equity compensation plans not approved by security holders	0	0	0
Total	298,375		743,345

(1) These plans are the Company's 1997 Incentive Stock Option Plan and the 1997 Director Stock Option Plan.

ITEM 13—CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ITEM 14—CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-14(c). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, the Company has investment in certain unconsolidated entities. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those it maintains with respect to its consolidated subsidiaries.

Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

There have been no significant changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation. Therefore, no corrective actions were taken.

Part IV

ITEM 15—EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(A) Documents filed as a part of this report:

(1) **Financial Statements**

Independent Accountants' Report

Consolidated financial statements of Escalade, Incorporated and subsidiaries:

Consolidated balance sheets—December 28, 2002 and December 29, 2001

Consolidated statements of income—fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000

Consolidated statements of stockholders' equity—fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000

Consolidated statements of cash flows—fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2002

Notes to consolidated financial statements

(2) **Financial Statement Schedules**

Independent Accountants' Report on financial statement schedule

For the three-year period ended December 28, 2002:

Schedule II—Valuation and qualifying accounts

All other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the consolidated financial statements or notes thereto.

(3) **Exhibits**

Required exhibits 3.1 through 23 were filed as part of Form 10-K with the Securities and Exchange Commission.

(4) **Executive Compensation Plans and Arrangements**

(B) No reports on Form 8-K for the fourth quarter ended December 28, 2002 were required to be filed.

ESCALADE, INCORPORATED AND SUBSIDIARIES

Index to Financial Statements

The following consolidated financial statements of the Registrant and its subsidiaries and Independent Accountants' Report are submitted herewith:

BKD LLP

Independent Accountants' Report

To the Stockholders and Board of Directors
Escalade, Incorporated
Evansville, Indiana

We have audited the accompanying consolidated balance sheets of Escalade, Incorporated and subsidiaries as of December 28, 2002 and December 29, 2001 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 28, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Escalade, Incorporated and subsidiaries at December 28, 2002 and December 29, 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 28, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 5, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

BKD, LLP

Evansville, Indiana
January 31, 2003

ESCALADE, INCORPORATED AND SUBSIDIARIES

Consolidated Balance Sheets

December 28 and December 29	2002	2001
Assets		
Current assets		
Cash and cash equivalents	**$ 3,369,854**	$ 920,271
Receivables, less allowances of $549,895 and $513,998	**34,140,951**	27,267,675
Inventories	**20,549,569**	17,292,841
Prepaid expenses	**542,009**	164,260
Deferred income tax benefit	**814,650**	901,589
Total current assets	**59,417,033**	46,546,636
Property, plant and equipment	**9,059,566**	10,205,808
Intangible assets	**6,491,777**	1,298,812
Goodwill	**13,350,707**	12,760,707
Other assets	**8,469,059**	5,298,567
	$96,788,142	$76,110,530
Liabilities and Stockholders' Equity		
Current liabilities		
Notes payable—bank	**$11,223,317**	$ 9,770,142
Current portion of long-term debt	**166,667**	166,667
Trade accounts payable	**2,792,945**	2,605,744
Accrued liabilities	**17,003,936**	18,748,421
Income tax payable	**1,189,113**	1,682,089
Total current liabilities	**32,375,978**	32,973,063
Other liabilities		
Long-term debt	**17,200,001**	7,466,668
Deferred compensation	**1,336,744**	1,274,991
	18,536,745	8,741,659
Stockholders' equity		
Preferred stock		
Authorized—1,000,000 shares, no par value, none issued		
Common stock		
Authorized—10,000,000 shares, no par value		
Issued and outstanding—2002—6,508,856 shares, 2001—6,424,092 shares	**6,508,856**	6,424,092
Retained earnings	**38,708,931**	27,570,478
Additional paid-in capital	**681,806**	276,562
Accumulated other comprehensive income (loss)	**(24,174)**	124,676
	45,875,419	34,395,808
	$96,788,142	$76,110,530

See notes to consolidated financial statements.

ESCALADE, INCORPORATED AND SUBSIDIARIES

Consolidated Statements of Income

Years Ended December 28, December 29 and December 30	2002	2001	2000
Net Sales	**$155,455,346**	$148,853,164	$116,081,388
Costs, Expenses and Other Income			
Cost of products sold	**111,164,265**	106,921,336	79,319,747
Selling, administrative and general expenses	**26,328,342**	21,849,920	20,253,094
Amortization of goodwill		862,045	829,675
Interest	**950,824**	1,359,194	2,092,438
Other expense	**69,325**	430,318	312,130
	138,512,756	131,422,813	102,807,084
Income Before Income Taxes	**16,942,590**	17,430,351	13,274,304
Provision for Income Taxes	**5,804,137**	6,291,517	5,173,720
Net Income	**$ 11,138,453**	$ 11,138,834	$ 8,100,584
Per Share Data			
Basic earnings per share	**$1.72**	$1.73	$1.14
Diluted earnings per share	**$1.66**	$1.68	$1.14

See notes to consolidated financial statements.

ESCALADE, INCORPORATED AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity

	Common Stock Shares	Common Stock Amount	Comprehensive Income	Retained Earnings	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Total
Balances at December 25, 1999	2,918,178	$2,918,178		$26,318,825		$201,001	$29,438,004
Comprehensive income							
Net income			$8,100,584	8,100,584			8,100,584
Unrealized losses on securities, net of tax			(4,252)			(4,252)	(4,252)
Comprehensive income			$8,096,332				
Exercise of stock options	1,743	1,743			$ 15,469		17,212
Stock issued under the Director Stock Option Plan	6,144	6,144			90,240		96,384
Purchase of stock	(760,203)	(760,203)		(12,927,705)			(13,687,908)
Balances at December 30, 2000	2,165,862	2,165,862		21,491,704	105,709	196,749	23,960,024
Comprehensive income							
Net income			$11,138,834	11,138,834			11,138,834
Unrealized losses on securities, net of tax			(72,073)			(72,073)	(72,073)
Comprehensive income			$11,066,761				
Exercise of stock options	32,264	32,264			434,273		466,537
Stock issued under the Director Stock Option Plan	6,586	6,586			101,534		108,120
Purchase of stock	(63,348)	(63,348)		(777,332)	(364,954)		(1,205,634)
Stock split	4,282,728						
Restatement of common stock to $1 per share		4,282,728		(4,282,728)			
Balances at December 29, 2001	6,424,092	6,424,092		27,570,478	276,562	124,676	34,395,808
Comprehensive income							
Net income			$11,138,453	11,138,453			11,138,453
Unrealized losses on securities, net of tax			(148,850)			(148,850)	(148,850)
Comprehensive income			$10,989,603				
Exercise of stock options	95,984	95,984			441,107		537,091
Stock issued under the Director Stock Option Plan	11,426	11,426			68,210		79,636
Purchase of stock	(22,646)	(22,646)			(104,073)		(126,719)
Balances at December 28, 2002	6,508,856	$6,508,856		$38,708,931	$681,806	$(24,174)	$45,875,419

See notes to consolidated financial statements.

ESCALADE, INCORPORATED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 28, December 29 and December 30	2002	2001	2000
Operating Activities			
Net income	$11,138,453	$11,138,834	$ 8,100,584
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	3,797,763	3,592,622	3,178,721
Provision for doubtful accounts	100,837	40,705	141,136
Deferred income taxes	(14,420)	(314,460)	(285,590)
Provision for deferred compensation	116,753	111,866	109,972
Deferred compensation paid	(55,000)	(35,000)	(187,192)
(Gain) loss on disposals of assets	(303,697)	134,724	25,651
Changes in			
Accounts receivable	(6,974,113)	(521,450)	(1,775,023)
Inventories	(1,003,728)	860,521	(3,156,221)
Prepaids	(377,748)	(27,407)	(10,548)
Other assets	(500,328)	(48,915)	933,576
Income tax payable	(492,976)	(293,263)	665,859
Accounts payable and accrued expenses	(1,557,284)	4,979,056	3,792,662
Net cash provided by operating activities	3,874,512	19,617,833	11,533,587
Investing Activities			
Premiums paid for life insurance	(32,500)	(32,500)	(150,000)
Change in cash surrender value, net of loans and premiums	46,591	36,385	267,129
Purchase of property and equipment	(3,084,962)	(2,738,548)	(915,667)
Purchase of long-term investments	(15,000)	(59,500)	(67,470)
Purchase of certain Lifetime Products assets			(1,400,000)
Purchase of certain additional Mead Hatcher assets	(600,000)		
Purchase of Accudart		(1,966,341)	
Purchase of U. S. Weight		(5,889,194)	
Purchase of certain assets of Murrey and Sons	(2,489,000)		
Purchase of certain assets of Steve Mizerak, Inc.	(1,229,000)		
Purchase of all assets relating to The Step product line	(4,840,000)		
Proceeds from sale of property and equipment	1,699,173		
Equity investment in Schleicher & Co. International AG	(2,556,747)		
Net cash used by investing activities	(13,101,445)	(10,649,698)	(2,266,008)
Financing Activities			
Net increase (decrease) in notes payable—bank	1,453,175	(3,496,993)	3,697,463
Proceeds from exercise of stock options	616,727	574,657	113,596
Reduction of long-term debt	(5,166,667)	(5,900,000)	(10,500,000)
Purchase of stock	(126,719)	(1,205,634)	(13,687,908)
Proceeds from long-term debt	14,900,000	833,335	10,500,000
Net cash provided (used) by financing activities	11,676,516	(9,194,635)	(9,876,849)
Increase (Decrease) in Cash and Cash Equivalents	2,449,583	(226,500)	(609,270)
Cash and Cash Equivalents, Beginning of Year	920,271	1,146,771	1,756,041
Cash and Cash Equivalents, End of Year	$ 3,369,854	$ 920,271	$ 1,146,771
Supplemental Cash Flows Information			
Interest paid	$ 952,175	$ 1,480,140	$ 2,067,494
Income taxes paid, net	6,831,000	7,121,546	3,190,000
Fixed assets in accounts payable	68,781		25,000

See notes to consolidated financial statements.

ESCALADE, INCORPORATED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1 — Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations
Escalade, Incorporated (Company) is primarily engaged in the manufacture and sale of sporting goods and office and graphic arts products. The Company is located in Evansville, Indiana and has five manufacturing facilities, one in Evansville, Indiana; Wabash, Indiana; Olney, Illinois and two in Tijuana, Mexico. The Company sells products to customers throughout the world.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries, Indian Industries, Inc., Martin Yale Industries, Inc., Harvard Sports, Inc., Master Products Manufacturing Company, Inc., Indian-Martin AG, EIM Company, Inc., SOP Services, Inc. and U. S. Weight, Inc. All material intercompany accounts and transactions have been eliminated.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of bank deposits in federally insured accounts.

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments; if any, purchased with an original maturity of three months or less to be cash equivalents.

Inventories
Inventories are valued at the lower of cost or market. Cost is based on the first-in, first-out (FIFO) method.

Accounts Receivable
Accounts receivable are stated at the amount billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due between 30 and 60 days after the issuance of the invoice. Accounts past due more than 90 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Investments
The Company has long-term marketable equity securities, which are included in other assets on the consolidated balance sheet and are recorded at fair value with unrealized gains and losses reported, net of tax, in accumulated other comprehensive income.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost. Depreciation and amortization are computed by the straight-line and double declining balance methods.

The estimated useful lives used in computing depreciation are as follows:

	Years
Buildings	20-30
Leasehold improvements	4-8
Machinery and equipment	5-15
Tooling, dies and molds	2-4

Employee Stock Option Plan

At December 31, 2002, the Company has a stock-based employee compensation plan, which is described more fully in Note 10. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock issued to Employees,* and related interpretations. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value provisions of FASB Statement No. 123, *Accounting for Stock-Based Compensation,* to stock-based employee compensation.

Years Ended December 28, December 29 and December 30	2002	2001	2000
Net income, as reported	$11,138,453	$11,138,834	$8,100,584
Less: Total stock-based employee compensation cost determined under the fair value based method, net of income taxes	(404,424)	(208,216)	(136,940)
Pro forma net income	$10,734,029	$10,930,618	$7,963,644
Earnings per share			
Basic—as reported	$1.72	$1.73	$1.14
Basic—pro forma	$1.65	$1.70	$1.12
Diluted—as reported	$1.66	$1.68	$1.14
Diluted—pro forma	$1.59	$1.65	$1.12

Investment in Affiliate

The investment in a 22%-owned affiliate, Schleicher & Co. International AG (Schleicher) is stated at amortized cost plus equity in the affiliates' undistributed net income since acquisition. At December 28, 2002, the Company's investment in Schleicher totaled $2,595,192. This amount is included in other assets in the consolidated balance sheets.

Financial Instruments

The carrying values of all of the Company's financial instruments approximate their fair values.

Earnings Per Share
Earnings per share have been computed based upon the weighted average-common shares outstanding during each year.

Fiscal Year End
The Company's fiscal year ends on the Saturday nearest December 31, within the calendar year.

Product Warranty
The Company provides for the estimated cost of its warranty obligations at the time of the sale.

Employee Benefits
The Company has an employee profit-sharing salary reduction plan, pursuant to the provisions of Section 401(k) of the Internal Revenue Code, for non-union employees. It is the Company's policy to fund costs accrued on a current basis.

Income Taxes
Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes.

Research and Development
Research and development costs are charged to expense as incurred. The research and development costs incurred during 2002, 2001 and 2000 were approximately $1,520,000, $2,150,000 and $1,700,000.

Intangible Assets
The Company has various intangible assets including consulting, patents, trademarks and noncompetition agreements and goodwill. Amortization is computed using the straight-line method over the following lives:

	Years
Consulting agreements	1
Non-compete agreements	5
Patents	8
Trademarks	15

Revenue Recognition
Revenue from the sale of the Company's products is recognized as products are shipped to customers.

Self Insurance
The Company has elected to act as a self-insurer for certain costs related to employee health and accident benefit programs. Costs resulting from non-insured losses are charged to income when incurred. The Company has purchased insurance which limits its exposure for individual claims and which limits its aggregate exposure to $1,400,000.

Reclassifications
Certain reclassifications have been made to the 2001 financial statements to conform to the 2002 financial statement presentation. These reclassifications had no effect on net earnings.

New Accounting Pronouncements
In June 2001, SFAS No. 142, *Goodwill and Other Intangible Assets,* was issued. This statement discontinued the practice of amortizing goodwill and indefinite lived intangible assets and initiated an annual review for impairment. Impairment is to be examined more frequently if certain indicators are encountered. The Company has completed the initial and the annual goodwill impairment test required by this standard and has determined that no impairment exists. Intangible assets with a determinable useful life will continue to be amortized over that period. The Company adopted the amortization provisions of SFAS No. 142 effective December 30, 2001. The effect of the elimination of goodwill amortization increased net income by approximately $866,000 in 2002.

The pro forma after-tax effect of the elimination of goodwill amortization as if SFAS No. 142 had been effective in 2001 and 2000, was approximately $827,000 and $795,000, respectively.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations.* This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Adoption of this standard is not expected to have a material effect on the Company's Consolidated Financial Statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* This statement eliminates the allocation of goodwill to long-lived assets to be tested for impairment and details both a probability-weighted and "primary-asset" approach to estimate cash flows in testing for impairment of a long-lived asset. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. Adoption of this standard did not have a material effect on the Company's Consolidated Financial Statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to being recognized at the date an entity commits to an exit plan. This statement also establishes that fair value is the objective for initial measurement of the liability. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of this standard is not expected to have a material effect on the Company's Consolidated Financial Statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure—an Amendment of FASB Statement No. 123.* This statement provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. This statement is effective for financial statements for fiscal years ending after December 15, 2002. As permitted by SFAS No. 148, the Company will continue to apply the provisions of APB Opinion No. 25, *Accounting for Stock-Based Compensation,* for all employee stock option grants and provide all disclosures required. In addition, the Company is awaiting further guidance and clarity that may result from current FASB stock compensation projects and will continue to evaluate any developments concerning mandated, as opposed to optional, fair-value based expense recognition.

In November 2002, the FASB issued Interpretation No. 45, (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for periods ending after December 15, 2002. The Company has product warranties that fall under the scope of FIN 45. Adoption of the requirements of FIN 45 is not expected to have a material effect on the Company's Consolidated Financial Statements.

The Company provides limited warranties on certain of its products, for periods. Generally, the warranty periods range from 90 days to one year. The Company provides a seven-year warranty on the slatron bed component of its billiards tables, a ten-year warranty on the slate bed component of its billiards tables and a lifetime warranty on the structure of the pole on its Goalrilla™ and Goaliath® basketball goals. The Company records an accrued liability and expense for estimated future warranty claims based upon historical experience and management's estimate of the level of future claims. Changes in the estimated amounts recognized in prior years are recorded as an adjustment to the accrued liability and expense in the current year. A reconciliation of the liability is as follows:

Year Ended December 28	2002
Beginning balance	$1,306,600
Changes in liability for product warranties issued	981,220
Changes in estimated liability for warranties issued in prior years	245,300
Payments made under warranties	(1,209,420)
Ending balance	$1,323,700

Note 2 — Inventories

Inventories consist of the following:

December 28 and December 29	2002	2001
Finished products	$10,263,331	$ 8,713,656
Work in process	4,536,086	4,110,376
Raw materials and supplies	5,750,152	4,468,809
	$20,549,569	$17,292,841

Note 3 — Property, Plant and Equipment

Property, plant and equipment consist of the following:

December 28 and December 29	2002	2001
Land	$ 300,705	$ 712,705
Buildings and leasehold improvements	10,071,426	10,630,847
Machinery and equipment	24,885,698	22,641,560
Total cost	35,257,829	33,985,112
Accumulated depreciation and amortization	(26,198,263)	(23,779,304)
	$ 9,059,566	$10,205,808

Note 4 — Line of Credit

The Company's directly owned subsidiary, Indian-Martin AG, has a revolving line of credit under which it will borrow funds from time to time to purchase eligible accounts receivable from Escalade's operating subsidiaries which accounts are and will be pledged to secure those borrowings. At December 28, 2002, this line of credit aggregated $30,000,000, of which $11,223,317 was borrowed. The interest rate on the line of credit is at the Bank One Indianapolis, N.A. prime rate minus 1.25% (or 3.00%). A LIBOR option is also available for the interest rate. At December 28, 2002, $5,000,000 of this line of credit was at a LIBOR option rate of 2.80%.

Note 5 — Acquired Intangible Assets and Goodwill

The carrying basis and accumulated amortization of recognized intangible assets were:

	2002		2001	
December 28 and December 29	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets				
Patents	$4,720,000	$ 585,470		
Consulting agreements	810,000	660,000	$ 710,000	$ 510,000
Non-compete agreements	1,700,000	880,115	1,300,000	591,744
Trademarks	1,508,750	121,388	423,750	33,194
	$8,738,750	$2,246,973	$2,433,750	$1,134,938

Amortization expense for the years ended December 28, 2002, December 29, 2001 and December 30, 2000, was $1,112,035, $360,694 and $161,250, respectively. Estimated amortization expense for each reporting segment for each of the following five years is:

	Sporting Goods and Fitness Products	Office and Graphic Arts	Total
2003	$1,037,942	$19,244	$1,057,186
2004	1,030,250		1,030,250
2005	877,942		877,942
2006	802,942		802,942
2007	741,275		741,275
Thereafter	2,021,426		2,021,426
	$6,511,777	$19,244	$6,531,021

The changes in the carrying amount of goodwill were:

December 28 and December 29	2002	2001
Balance as of beginning of year	**$12,760,707**	$10,899,032
Goodwill acquired during the year	**590,000**	2,723,720
Amortization		(862,045)
Balance as of end of year	**$13,350,707**	$12,760,707

Goodwill is allocated to the sporting goods and fitness products and office and graphic arts segments of the business. Goodwill was allocated to its segments as follows:

December 28 and December 29	2002	2001
Sporting goods and fitness products	**$ 7,150,791**	$7,150,791
Office and graphic arts	**6,199,916**	5,609,916
	$13,350,707	$12,760,709

Financial Accounting Standards Board Statement No. 142, *Goodwill and Other Intangibles,* requires transitional disclosures regarding the change in amortization and other treatment of goodwill and intangible assets for the years ended December 29, 2001 and December 30, 2000, are as follows:

December 29 and December 30	2001	2000
Reported net income	$11,138,834	$8,100,584
Add back: Goodwill amortization, net of tax	827,195	794,825
Adjusted net income	$11,966,029	$8,895,409

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 141, *Business Combinations*, which requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. SFAS No. 141 specifies that certain acquired intangible assets in a business combination be recognized as assets separately from goodwill. Additionally, it requires the Company to evaluate its existing intangible assets and goodwill and to make any necessary reclassifications in order to conform with the new separation requirements at the date of adoption. Goodwill and intangible assets determined to have indefinite useful lives that are acquired in a business combination completed after June 30, 2001 will not be amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 continued to be amortized until December 29, 2001. With the exception of the immediate requirement to use the purchase method of accounting for all future business combinations completed after June 30, 2001, the Company was required to adopt the provision of SFAS No. 141 on December 30, 2001.

In July 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill no longer be amortized but instead be tested for impairment at least annually, and that intangible assets other than goodwill should be amortized over their useful lives. The Company adopted the provisions on December 30, 2001. The Company did not have any impairment of goodwill or intangibles assets during 2002, 2001 or 2000. The effect of adopting SFAS No. 142 was to increase 2002 net income by approximately $827,000.

Note 6 — Long-Term Debt

December 28 and December 29	2002	2001
Contract payable for Accudart acquisition, due $166,667 annually beginning February 1, 2002 through February 1, 2006, non-interest bearing, secured by a stand-by letter of credit	$ 666,668	$ 833,335
Mortgage payable (Wabash, Indiana Adjustable Rate Economic Development Revenue Refunding Bonds), annual installments are optional, interest varies with short-term rates and is adjustable weekly based on market conditions, maximum rate is 10.00%, current rate is 1.35%, due September 2028, secured by plant facility, machinery and equipment, and stand-by letter of credit	2,700,000	2,700,000
Revolving term loan of $25,000,000, the amount available under this revolving term loan shall reduce by $5,000,000 annually starting March 31, 2002, balance due March 31, 2006. At December 28, 2002, $9,000,000 of this revolving term loan had an interest rate of prime minus .75% or 3.50% and $5,000,000 had an interest rate of London Interbank Offered Rate (LIBOR) plus 1.50% or 2.9313%, unsecured	14,000,000	4,100,000
	17,366,668	7,633,335
Portion classified as current	(166,667)	(166,667)
	$17,200,001	$7,466,668

Maturities of long-term indebtedness for the ensuing five years are: 2003, $166,667; 2004, $4,166,667; 2005, $5,166,667; 2006, $5,166,667 and thereafter, $2,700,000.

The mortgages payable and term loan agreements contain certain restrictive covenants, of which the more significant include maintenance of specified net worth and maintenance of specified ranges of debt service and leverage ratios.

Note 7 — Investments

	Amortized Cost	Gross Unrealized Gains (Losses)	Approximate Market Value
December 28, 2002			
Available for sale			
Marketable equity securities (included in other assets)	$1,242,706	$(40,289)	$1,202,417
December 29, 2001			
Available for sale			
Marketable equity securities (included in other assets)	$1,257,706	$207,793	$1,465,499

Note 8 — Stock Options

At the Company's 1997 annual meeting, the stockholders approved two Stock Option Plans reserving 900,000 common shares for issuance under an Incentive Stock Option Plan (ISO) and 300,000 common shares for issuance under a Director Stock Option Plan (DSO). During 2002, 2001 and 2000, there were 77,100, 83,700 and 49,500 options granted under the ISO and there were 280,200, 310,762 and 264,783 options outstanding at each respective year end under this plan. During 2002, 2001 and 2000, there were 5,713, 6,207 and 9,216 options granted and 18,175, 18,585 and 24,078 options outstanding at each respective year end under the DSO.

Under the Company's ISO, which is accounted for in accordance with Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, the Company grants selected executives and other key employees' stock option awards which vest over four years of continued employment. The exercise price of each option, which has a five-year life, was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized. Options are exercisable commencing one year from the date of issuance to the extent vested.

Although the Company has elected to follow APB Opinion No. 25, Statement of Financial Accounting Standards (SFAS) No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that statement. The fair value of each option grant was estimated on the grant date using an option pricing model with the following assumptions:

	2002	2001	2000
Risk-free interest rates	**4.65%**	4.76%	6.26%
Dividend yields	**0%**	0%	0%
Volatility factors of expected market price of common stock	**38%**	95%	45%
Weighted average expected life of the options	**5 years**	5 years	5 years

Stock option transactions are summarized as follows:

	2002		2001		2000	
	Shares	**Option Price**	Shares	Option Price	Shares	Option Price
Outstanding at beginning of year	**329,347**	**$3.29 to 7.19**	288,861	$3.29 to 7.00	240,699	$3.29 to 7.00
Issued during year	**82,813**	**$7.59 to 18.06**	89,907	$5.83 to 7.19	58,716	$4.83 to 5.23
Canceled or expired	**(6,375)**		(10,571)		(4,950)	
Exercised during year	**(107,410)**	**$3.29 to 7.19**	(38,850)	$3.29 to 7.00	(5,604)	$3.29
Outstanding at end of year	**298,375**	**$4.83 to 18.06**	329,347	$3.29 to 7.19	288,861	$3.29 to 7.00
Exercisable at end of year	**112,737**		143,805		106,515	
Weighted-average fair value of options granted during the year	**$6.98**		$5.36		$2.52	

The following table summarizes information about fixed stock options outstanding at December 28, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding at 12/28/02**	**Weighted-Average Remaining Contractual Life**	**Weighted-Average Exercise Price**	**Number Exercisable at 12/28/02**	**Weighted-Average Exercise Price**
$ 4.83 - $7.59	221,275	2.2 years	$ 4.83 - $7.59	112,737	$ 4.83 - $7.59
18.06	77,100	4.2 years	18.06		18.06
	298,375			112,737	

The incentive stock options granted in 2002 and 2001 are exercisable at the rate of 25% over each of the four years beginning in 2003 and 2002.

5,713 Director Stock Options were issued during the year 2002 at an option price of $7.59 and can be exercised after April 28, 2003 with an expiration date of April 27, 2006.

Note 9 — Stockholders' Equity Transactions

During 2000, the Company conducted a Dutch Auction self-tender offer whereby it purchased 758,312 shares of its common stock at $18.00 per share.

The Company paid no cash dividends during 2002, 2001 or 2000.

Note 10 — Earnings Per Share

Earnings per share (EPS) were computed as follows:

Year Ended December 28, 2002	Income	Weighted-Average Shares	Per Share Amount
Net Income	$11,138,453		
Basic Earnings per Share			
Income available to common stockholders	11,138,453	6,486,081	$1.72
Effect of Dilutive Securities			
Stock options		231,071	
Diluted Earnings Per Share			
Income available to common stockholders and assumed conversions	$11,138,453	6,717,152	$1.66
Year Ended December 29, 2001			
Net Income	$11,138,834		
Basic Earnings per Share			
Income available to common stockholders	11,138,834	6,446,706	$1.73
Effect of Dilutive Securities			
Stock options		170,904	
Diluted Earnings Per Share			
Income available to common stockholders and assumed conversions	$11,138,834	6,617,610	$1.68
Year Ended December 30, 2000			
Net Income	$8,100,584		
Basic Earnings per Share			
Income available to common stockholders	8,100,584	7,082,712	$1.14
Effect of Dilutive Securities			
Stock options		30,549	
Diluted Earnings Per Share			
Income available to common stockholders and assumed conversions	$8,100,584	7,113,261	$1.14

Note 11 — Operating Leases

The Company leases warehousing and office space at its National City, California facilities and the term of the lease is five years. The lease rate ranges from $223,736 in year one to $272,971 in year five. The Company also shares in common area expenses not to exceed 8¢ per sq. ft. per month. The lease expires January 31, 2006.

The Company leases warehousing space next to its Evansville facility for $18,554 per month. The lease expires on October 31, 2004. The Company has one two-year renewal option followed by two five-year renewal options.

The Company leases manufacturing space in Tijuana, Mexico for its office products operations for $26,240 per month. The lease expires on May 31, 2004.

The Company leases additional space in Tijuana, Mexico for its sporting goods operations for $10,000 per month. The lease expires on December 31, 2005.

The Company leases manufacturing space in Olney, Illinois for its sporting goods operations for $5,200 per month. The lease expires on June 1, 2003.

The Company leases additional warehousing space in Evansville for its sporting goods operation for $11,500 per month. The lease expires on July 31, 2004.

At December 28, 2002, the minimum rental payments under noncancelable leases with terms of more than one year are as follows:

Years Ending	**Amount**
2003	$1,049,792
2004	806,158
2005	392,971
2006	24,981
	$2,273,902

The following schedule shows the composition of total rental expense for operating leases except those with terms of a month or less:

	2002	2001	2000
Rentals	**$1,133,457**	$714,560	$441,601

Note 12 — Income Taxes

Provision for income taxes consists of the following:

Years Ended December 28, December 29 and December 30	2002	2001	2000
Current			
Federal	$4,678,436	$5,383,564	$4,456,013
State	459,013	549,165	855,217
International	681,108	673,248	148,080
	5,818,557	6,605,977	5,459,310
Deferred			
Federal	(10,862)	(250,185)	(226,759)
State	(3,558)	(64,275)	(58,831)
	(14,420)	(314,460)	(285,590)
	$5,804,137	$6,291,517	$5,173,720

The provision for income taxes was computed based on financial statement income. A reconciliation of the provision for income taxes to the amount computed using the statutory rate follows:

Years Ended December 28, December 29 and December 30	2002	2001	2000
Income tax at statutory rate	$5,760,481	$5,926,319	$4,513,263
Increase (decrease) in income tax resulting from			
Recurring permanent differences (goodwill amortization, dividend exclusion, non-deductible officers' life insurance expense and foreign income)	(56,790)	75,979	188,314
State tax expense, net of federal effect	300,600	320,027	525,615
International taxes	(681,108)	673,248	148,080
Foreign tax credit	681,108	(673,248)	(148,080)
Research credit	(102,089)		
Other	(98,065)	(30,808)	(53,472)
Provision for income taxes recorded	$5,804,137	$6,291,517	$5,173,720

At December 28, 2002, a cumulative deferred tax asset of $2,282,548 is included in current assets and other assets. At December 29, 2001, a cumulative deferred tax asset of $2,168,895 is included in current assets and other assets.

The components of the net deferred tax asset are as follows:

December 28 and December 29	2002	2001
Assets		
Employee benefits	**$ 852,318**	$ 812,828
Valuation reserves	**536,185**	664,566
Goodwill and intangible assets	**64,779**	216,405
Deferred compensation	**496,898**	472,587
Depreciation	**316,253**	85,627
Unrealized loss on securities available for sale	**16,115**	
Total assets	**2,282,548**	2,252,013
Liabilities—Unrealized gain on securities available for sale		(83,118)
	$2,282,548	$2,168,895

Note 13 — Employee Benefit Plans

The Company has an employee profit-sharing salary reduction plan, pursuant to the provisions of Section 401(k) of the Internal Revenue Code, for non-union employees. The Company's contribution is a matching percentage of the employee contribution as determined by the Board of Directors annually. The Company's expense for the plan was $461,196, $375,848 and $403,235 for 2002, 2001 and 2000.

Note 14 — Voluntary Employee Benefits Association Trust (VEBA)

The Company established a VEBA as a tax-exempt organization to provide life, medical, disability and other similar welfare benefits permitted pursuant to Internal Revenue Code Section 501(c)(9) for its employees.

Note 15 — Segment Information and Concentrations

Years Ended December 28, December 29 and December 30	2002	2001	2000
		(In Thousands)	
Sales to unaffiliated customers			
Sporting goods	$126,745	$118,867	$ 79,948
Office and graphic arts products	28,710	29,986	36,133
Total consolidated	$155,455	$148,853	$116,081
Segment profit			
Sporting goods	$ 8,400	$ 6,721	$ 3,520
Office and graphic arts products	3,029	3,534	5,022
Corporate	(291)	884	(442)
Total consolidated	$ 11,138	$ 11,139	$ 8,100
Interest expense			
Sporting goods	$ 881	$ 1,078	$ 890
Office and graphic arts products	95	84	55
Corporate	(25)	197	1,147
Total consolidated	$ 951	$ 1,359	$ 2,092
Gain (loss) on disposal of assets			
Sporting goods	$ (128)	$ (135)	$ (20)
Office and graphic arts products	432		(6)
Total consolidated	$ 304	$ (135)	$ (26)
Identifiable assets			
Sporting goods	$ 65,282	$47,762	$41,119
Office and graphic arts products	25,653	22,793	22,892
Corporate	5,853	5,556	5,465
Total assets	$ 96,788	$76,111	$69,476
Depreciation and amortization			
Sporting goods	$ 2,746	$ 2,115	$ 1,715
Office and graphic arts products	1,052	1,477	1,464
Total consolidated	$ 3,798	$ 3,592	$ 3,179
Capital expenditures			
Sporting goods	$ 2,450	$ 1,132	$ 754
Office and graphic arts products	635	1,607	187
	$ 3,085	$ 2,739	$ 941

The Company operates principally in two industries, sporting goods and office and graphic arts products. The Company sells its products primarily to retailers and wholesalers located throughout the United States. Operations in the sporting goods industry consist of production and sale of table tennis tables and accessories, archery equipment, home pool tables and accessories, combination bumper pool and card tables, game tables, basketball backboards, goals and poles, darts, dart cabinets, vinyl weight sets and workout benches and aerobic Step products. Operations in the office and graphic arts products industry consist of production and sale of paper trimmers, paper folding machines, paper drills, collators, decollators, bursting machines, letter openers, paper joggers, checksigners, stamp affixers, paper punches, paper cutters, catalog rack systems, bindery carts, business card slitters, thermography machines, keyboard drawers, computer storage, copyholders, media retention systems, posting trays and related accessories.

Identifiable assets are principally those assets used in each industry. Corporate assets are principally cash and cash equivalents, deferred taxes, marketable equity securities and the cash surrender value of life insurance.

In 2002, 2001 and 2000, approximately 47% (38% of consolidated sales), 46% (37% of consolidated sales) and 45% (31% of consolidated sales) of the sporting goods were sold to Sears, Roebuck & Co. At December 28, 2002, December 29, 2001 and December 30, 2000, accounts receivable included $11,724,627, $5,839,366 and $11,323,174 due from Sears, Roebuck & Co.

Approximately 30% of the Company's labor force is covered by a collective bargaining agreement. Management acknowledges that there usually will be differences between Company offers and union demands during negotiations. However, management has no reason to expect such differences to result in protracted conflict. The current contract expires on April 27, 2003.

Raw materials for Escalade's various product lines consist of wood, particleboard, slate, standard grades of steel, steel tubing, plastic, vinyl, steel cables, fiberglass and packaging. Escalade relies upon suppliers in Europe and Brazil for its requirement of billiard balls and slate utilized in the production of home pool tables and upon various Asian manufacturers for certain of its table tennis needs and other items. Escalade sources some of its game table product line in China.

Consolidated assets include approximately $4.7 million of assets located in Mexico, which includes equipment and inventory and $34.6 million of assets located in Switzerland, which includes accounts receivable.

Note 16 — Certain Significant Estimates

Management's estimates that influence the financial statements are normally based on knowledge and experience about past and current events and assumptions about future events. The following estimates affecting the financial statements are particularly sensitive because of their significance, and it is at least reasonably possible that a change in these estimates will occur in the near term:

Product warranty reserves—based on an analysis of customers' product return histories, current status, sales volume and management's expectations from new products introduced into the market.

Customer allowance reserves—based on agreements for customer purchase rebates and shared advertising, and prior year's shipments.

Inventory valuation reserves—based on estimates of costs of inventory amounts overstocked or obsolete in excess of realizable value.

Note 17 — Additional Information

December 28 and December 29	2002	2001
Accrued Liabilities		
Employees' compensation	$ 5,855,979	$ 6,083,390
Payroll taxes and taxes withheld from employees' compensation	277,611	335,376
Taxes other than taxes on income	93,478	375,170
Accrued interest	42,231	43,582
Customer volume discounts payable	8,143,877	8,277,224
Other accrued items	2,590,760	3,633,679
	$17,003,936	$18,748,421

Note 18 — Deferred Compensation Plan

In October 1985, the Board of Directors approved the adoption of a Contributory Deferred Compensation Plan pursuant to which some recipients of incentive compensation could elect to defer receipt thereof. For each dollar of deferred compensation, the Company provided a 75% matching amount. Amounts deferred earn interest at the rate of 9%. Such amounts are not intended to be recognized for tax purposes until receipt. All deferrals allowed under this plan have been made. Participants have no vested rights in deferred amounts credited to their accounts and are general creditors of the Company until such amounts are actually paid.

Note 19 — Commitments and Contingencies

At December 28, 2002, the Company has standby letters of credit issued by a bank in the amount of $666,668.

Additionally, the Company has obtained a letter of credit for the benefit of certain mortgage holders. At December 28, 2002, the balance of the letter of credit was $2,733,750. It is to be used in the event of a default in either interest or principal payments.

The Company is involved in litigation arising in the normal course of its business. The Company does not believe that the disposition or ultimate resolution of existing claims or lawsuits will have a material adverse effect on the business or financial condition of the Company.

The Company has entered into various agreements whereby it is required to make royalty payments. At December 28, 2002, the Company had estimated royalty payments for each of the following five years as follows:

2003	$ 405,000
2004	435,000
2005	140,000
2006	160,000
2007	60,000
	$1,200,000

Note 20 — Summary of Quarterly Results

	(In Thousands, Except Per Share Data) (Unaudited)			
	March 23	July 13	October 5	December 28
2002				
Net sales	$17,505	$32,202	$51,859	$53,889
Gross profit	5,171	10,623	15,173	13,324
Net income	(68)	2,603	4,149	4,454
Basic earnings per share	(.01)	.40	.64	.68
2001	(.01)			
Net sales	$18,496	$27,759	$54,423	$48,175
Gross profit	5,786	8,960	14,691	12,495
Net income	634	1,578	4,040	4,887
Basic earnings per share	.10	.24	.63	.76

Note 21 — Acquisitions

Acquisition of Lifetime Products, Inc.

On January 5, 2000, Indian Industries acquired certain assets of the table tennis business of Lifetime Products, Inc., a Utah corporation, who wished to discontinue its table tennis business. Those assets consisted mainly of machinery, equipment and tooling and are being relocated to Indian's Evansville Indiana facility. The cost of the purchase was $1,400,000, which was paid on January 5, 2000.

Acquisition of Accudart Corporation

On February 5, 2001, Escalade Sports acquired substantially all of the assets of Accudart Corporation for cash. The purchased assets, included inventory, equipment and intellectual property. Accudart is a leading name in darts. The cost of the purchase was $1,966,341. Winmau®, a leading name in dartboards, will be distributed in the U.S.A. exclusively by Escalade Sports as part of the purchase agreement.

Acquisition of U. S. Weight

On September 18, 2001, Escalade Sports acquired substantially all of the assets of U. S. Weight, Inc., the only U. S. manufacturer of filled vinyl weights and weight sets. The assets purchased were accounts receivable, inventory and machinery and equipment. The cost of the purchase was $5,889,194. The acquisition was accounted for as a purchase and the excess of cost over the fair value of net assets acquired was $2,723,720.

Acquisition of The Step Product Line

On January 25, 2002, Escalade acquired substantially all of the assets relating to The Step® product line from Bollinger Industries for cash. The Step® is America's original aerobic step fitness system and is widely used by individuals and at over 18,000 health clubs. The purchase price was $4,840,000. The assets acquired include $120,000 of equipment and $4,720,000 of patents. The patents are being amortized over an 8-year period.

Acquisition of Steve Mizerak, Inc.

On March 26, 2002, Escalade Sports acquired substantially all of the assets of Steve Mizerak, Inc. The acquisition includes an exclusive line of billiard equipment and intellectual property. The cost of the purchase was $1,229,000. The assets acquired include inventory of $129,000, trademarks of $1,085,000 and equipment of $15,000. The trademarks are being amortized over a 15-year period.

Acquisition of Murrey and Sons Billiard Assets

On May 28, 2002, Escalade Sports acquired certain assets and assumed certain liabilities related to the manufacture and distribution of Murrey's exclusive line of premium indoor and outdoor billiard and soccer tables marketed under the Murrey brand name. The cost of the purchase was $2,489,000. The assets acquired included inventory of $1.2 million, machinery of $837,000, non-compete agreement of $400,000, other assets of $127,000 and assumed liabilities of $75,000. The non-compete agreement is being amortized over a 5-year period.

The results of operations from the business combinations occurring in 2002, 2001 and 2000 have been included in the results of operations of the Company subsequent to the date of the acquisitions and did not have a material effect on the Company's financial statements.

Note 22 — Other Comprehensive Income

	2002		
Year Ended December 28	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount
Unrealized holding losses arising during the year	$(248,082)	$99,232	$(148,850)

	2001		
Year Ended December 29	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount
Unrealized holding losses arising during the year	$(120,122)	$48,049	$(72,073)

	2000		
Year Ended December 30	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount
Unrealized holding losses arising during the year	$(7,086)	$2,834	$(4,252)

Note 23 — Event Subsequent to the Balance Sheet Date

On December 30, 2002, the Company acquired an additional 760,500 shares and on January 30, 2003, an additional 340,000 shares of the outstanding stock of Schleicher. With these acquisitions, the Company's total ownership increased to 1,807,334 shares or 63% of the outstanding shares. At December 28, 2002, the Company owned approximately 22% of Schleicher, which it acquired during the third quarter of 2002. The Company is currently engaged in a tender offer to acquire all remaining shares. It was not practicable to provide the additional financial information and disclosures as required by SFAS No. 141, *Business Combinations.*

Common Stock Information

"The Company's Common Stock trades on the Nasdaq National Market under the symbol: ESCA." The Company did not pay any cash dividend in 2002 or 2001. The Company paid a 3 for 1 stock split on March 28, 2002.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002				
High	$19.91	$22.48	$19.85	$20.09
Low	19.30	21.27	19.16	19.49
2001				
High	$8.46	$7.98	$12.17	$17.33
Low	6.58	7.33	7.65	10.34

Board of Directors

Yale A. Blanc
Former President & Chief Executive Officer of Martin Yale Industries, Inc.
Management & Audit Committees

Robert E. Griffin
Chairman & Former Chief Executive Officer
Management Committee

Blaine E. Matthew, Jr.
Director & Corporate Secretary of Matthews 1812 House, Inc.
Audit Committee

C.W. (Bill) Reed
President & Chief Executive Officer

A. Graves Williams, Jr.
President of The Irwin Company 1978-1993
Management, Audit, Option & Compensation Committees

Keith P. Williams
President of Good Earth Tools, Inc.
Option & Compensation Committees

Officers

Robert E. Griffin
Chairman

C.W. (Bill) Reed
President & Chief Executive Officer

John R. Wilson
Vice President & Chief Financial Officer

Terry Frandsen
Vice President-Finance

Subsidiaries

Indian Industries, Inc.
d/b/a Escalade Sports
817 Maxwell Avenue
Evansville, Indiana 47711
Daniel A. Messmer, President

Harvard Sports, Inc.
d/b/a Escalade Sports
1022 24th St. W150
National City, California 91950

Harvard California, S.DE R.L. DE C.V.
Camino Martin No. 1950
KM. 16.8 Carret Libre A Rosarito
C.P. 22709 Tijuana, B.C. Mexico

U.S. Weight, Inc.
d/b/a Escalade Sports
520 East Baird Street
Olney, Illinois 62450

Martin Yale Industries, Inc.
251 Wedcor Avenue
Wabash, Indiana 46992
John Mac Wherter, President

Productos Maestros de Oficina, S.A. DE C.V.
Centro Industrial la Arboleda, Local 9
Fracc. los Pinos-Arboledas-La Mesa
Tijuana, B.C. Mexico 22680

Indian-Martin AG
Aegeristrasse 66, CH-6300
Zug, Switzerland

EIM Company, Inc.
SOP Services, Inc.
2325-B Renaissance Drive
Las Vegas, Nevada 89119

Affiliations

(50% Ownership)
Escalade International Ltd.
Unit 1 Beaufort Road
Swansea Enterprise Park
Swansea West Glamorgan
SA6 8JG U.K.

(37.5% Ownership)
Sweden Table Tennis AB
Box 642, Skjulstagatan 10
S-631 08 Eskilstuna

(63% Ownership)
Schleicher & Co. International AG
Bergesheimer Str. 6-12
D-88677 Markdorf, Germany

Shareholder Relations

Escalade, Incorporated
251 Wedcor Avenue
Wabash, Indiana 46992
260-569-7233
260-563-5056 (Fax)

Transfer Agent

Integra Bank
PO Box 868
Evansville, Indiana 47705-0868
812-464-9668
812-461-5770 (Fax)

Corporate Counsel

Graydon, Head & Ritchey LLP
1900 Fifth Third Center
Cincinnati, Ohio 45202

Auditors

BKD LLP
400 Cross Pointe Blvd.
Evansville, Indiana 47715

Annual Meeting

On Saturday, April 26, 2003, the annual meeting of shareholders will be held at the offices of the Company, 817 Maxwell Ave., Evansville, Indiana at 9:00 a.m. Local Time.

Sporting Goods

ESCALADE® SPORTS

STIGA,® Ping-Pong,® Harvard,® Rhino,™ Goalrilla,™ Silverback,® Goaliath,® Accudart,® Union Jack,® The Step,® USW,™ Ironman,® Irongear,® Mizerak,™ Murrey,® Mosconi,™ The Black Widow,™ Indian Archery,® PSE®

Office/Graphic Arts Equipment

Martin Yale™

Martin Yale,™ Premier,® Master,™ Mead-Hatcher™

---

e = Brands

Escalade, Incorporated (ESCA) is a diversified holding company with subsidiaries manufacturing and marketing Sporting Goods and Office/Graphic Arts products to resellers.

Corporate Offices
Escalade, Incorporated
251 Wedcor Avenue
Wabash, Indiana 46992

260-569-7233